                                                        Exhibit 1

Contact:  Douglas Duran                 Marina Echavarria/Ashley Chapman
          Tevecap                       Ludgate Communications
          (011 55 11) 821-8554          (212) 688-5144

             TEVECAP ANNOUNCES FOURTH QUARTER AND YEAR-END
             ---------------------------------------------
                            1996 RESULTS
                            ------------

Sao Paulo, April 29, 1997-TEVECAP, S.A., (TVA) Brazil's leading pay television operator and programming distributor, today announced results for the twelve months ended December 31, 1996.

                             1996 Highlights

- Consolidated net revenues for twelve months ended December 31, 1996 reached US$198.1 million, an increase of 110% versus US$94.5 million in 1995.

- Net loss for year end 1996 was US$48.2 million compared to a loss of US$41.1 million during 1995.

- Subscription revenue, 62% of net revenues, amounted to US$123.0 million in 1996, up 97% from 1995.

- Installation revenue, 31% of net revenues, reached US$61.7 million in 1996, 137% more than in 1995.

- Direct operating expenses increased to US$110.1 million from US$62.0 million, a growth of 78% as a result of the increasing number of subscribers.

- Selling, general and administrative expenses for 1996 reached US$83.6 million, up 78% compared with US$46.9 million during the same period in 1995. Selling, general and administrative expenses, as a percentage of revenues, decreased from 50% to 42%.

- Capital expenditures amounted to US$151.3 million for year end 1996, up 193% from US$51.7 million during 1995.

- EBITDA reached US$4.3 million in 1996, a turnaround over negative EBITDA of US$14.4 million in 1995.

- Consolidated net revenues for fourth quarter 1996 reached US$66.3 million, representing an increase of 117% compared to US$30.6 million during the same quarter in 1995.

- Total Operating Expenses for the fourth quarter 1996 increased by 84% from US$40.3 million to US$73.9 million.

- Net Loss for the quarter decreased 18 percent to US$11.2 million compared to US$13.7 for the same period a year ago.

- EBITDA for the quarter increased 135% to US$1.9 million from a loss of US$5.3 million last year.

Tevecap, S.A.


                             CONSOLIDATED RESULTS


Consolidated net revenues for the twelve months ended December 31, 1996 reached US$198.1, a 110% growth over 1995. The Company has more than doubled its revenues every year for the last three years. Revenues consist primarily of subscription, installation, advertising, indirect programming and other revenues, excluding taxes.

Subscription revenue contributed to 62% of net revenues, and amounted to US$123.0 million in 1996, up 97% from US$62.5 million in 1995. It can be broken down by distribution technology into MMDS (82%), cable (5%), C-band (11%) and Ku-band (2%). Revenue increased as a result of an expanded subscriber base and a higher average fee for MMDS, which improved 32%, from US$30.65 in 1995 to US$40.33 in 1996. Revenues increased because of an improvement in signal transmission enabling the Company to offer premium packages to all subscribers.

                        Subscription Revenue ($000)

Technology        1996        1996%        1995        1995%        Change%
----------        ----        -----        ----        -----        -------

MMDS            100,830       82.0%       58,163       93.1%           73%
Cable             6,855        5.6%        2,378        3.8%          188%
C-band           13,069       10.6%        1,955        3.1%          568%
Ku-band           2,266        1.8%           --        0.0%          n/c
Total           123,020        100%       62,496        100%           97%


Installation revenue contributed to 31% of net revenues, reaching US$61.7 million in 1996, 137% more than in 1995. This increase is attributed to: subscriber growth, expansion of C-Band service and higher installation fees due to the operation of DirecTV in the second half of 1996.

Advertising revenue amounted to US$7.5 million in 1996, a decline of 10% versus 1995. This was primarily a result of a shift in ESPN International's advertising sales from Tevecap to ESPN Brasil.

Indirect programming revenue amounted to US$11.4 million in 1996, a 297% growth over 1995 due to the expansion of the indirect subscriber base. This revenue consists of payments made to the Company for the sale of its programming to affiliated companies and independent operators.

Other revenues increased 268% to US$8.2 million. They include the ESPN commission, magazine sales and equipment rental, among others. Revenue taxes increased 83% to US$13.7 million.

Direct operating expenses amounted to US$110.1 million from US$62.0 million, or a rise of 78%, due to subscription growth. Direct operating expenses as a percentage of revenues dropped from 66% in 1995 to 56% in 1996.

Tevecap, S.A.

Selling, general and administrative expenses reached US$83.6 million, a 78% growth versus US$46.9 million in 1995 due to the expansion of the Company's activities and their associated costs. As a percentage of revenues, selling, general and administrative expenses decreased from 50% to 42% as a result of fixed expense dilution of payroll and benefits which increased only by 37%.

As a result, EBITDA reached US$4.3 million, a turnaround over the negative EBITDA of US$14.4 million in 1995.

Depreciation and amortization was US$28.2 million as compared with US$13.3 million in 1995, a 113% increase. This includes depreciation of systems, equipment, installation materials, installation personnel and amortization of organizational costs and concessions. Allowance for inventory obsolescence reached US$2.3 million in 1996 from US$0.0 million in 1995. It represents changes for obsolescence of certain equipment and material.

Operating loss during 1996 was US$26.1 million, 6% less than the loss of US$27.7 million reported in 1995, despite the Galaxy operation, which is still in the early stage of growth.

Interest income was US$6.0 million, a 91% growth versus US$3.1 million in 1995. Interest expense was US$17.669 million, a flat variation from US$17.745 million in 1995. The improvement in the net interest expenses of US$11.7 million in 1996 from US$14.6 million in 1995 is attributed to the capital injection in the second half of 1995 and the securities issue in 1996, proceeds of which were used in part to repay higher cost debt.

Equity in losses (income) of affiliates amounted to a loss of US$8.5 million in 1996 versus a loss of US$3.7 million in the previous year. That loss resulted from ESPN Brasil (US$5.6 million), HBO (US$1.2 million) and Canbras (US$2.1 million), and was offset by income from TV Filme (US$300,000).

Other non-operating expenses reached US$3.7 million versus income of US$4.4 million in 1995. The 1996 expenses consisted primarily of fees paid for the investment of Falcon International and Hearst/ABC.

Minority interest amounted to US$1.8 million, representing the minority shareholder's portion of the US$14.0 million aggregate losses of TVA Sul.

As a result, net loss for the twelve months ended December 31, 1996 was US$48.2 versus a net loss of US$41.1 million reported in 1995.

Capital expenditures (cash basis) for 1996 amounted to US$151.2 million, a 193% increase from US$51.7 million in 1995. Funds were directed mainly to: purchase decoders for all distribution systems; implement internal networks for MMDS and cable; purchase Ku-band equipment and installation for the Uplink Center in Tambore (greater Sao Paulo) used to uplink programming to the Galaxy III-R satellite and customer

TEVECAP, S.A.
services for Galaxy Brasil; acquisition of cable companies in southern Brazil and cable network build-out, mainly in Sao Paulo and Curitiba.

                          SUBSCRIBER PERFORMANCE

Total subscriber base for 1996 totalled 999,266, a 68% growth over 596,419 in 1995. To be considered a subscriber by TVA, the customer must be installed and paying on a current basis. Uninstalled backlog and disconnected subscribers are not included in TVA's subscriber base.

Owned systems, or proprietary systems, grew to 349,511 subscribers due to the less mature systems of cable and DBS in opposition to the traditional MMDS system. The Company emphasized the strategic development of cable service, reaching 1,139 kilometers of cable, and started the Ku-band service.

Through independent operators, Tevecap reached 564,499 subscribers as of December 31, 1996, a growth of 65% over 1995, representing an additional 222,800 households during the year.

The table below outlines the number of subscribers at December 31, 1995 and December 31, 1996 for owned systems according to different distribution technologies as well as the number of households which receive TVA programming through operating ventures and independent operators:

                           SUBSCRIBER BASE--TOTAL

                            1996           1995         Change %
MMDS                       230.320        188.893           22%
Cable                       46.011         15.129          204%
Digital C-band              49.858         15.126          230%
Ku-band                     23.322           0             n/c
TOTAL OWNED SYSTEMS        349.511        219.148           59%
Operating Ventures*         85.256         35.572          140%
Independent Operators      564.499        341.699           65%
HOUSEHOLDS RECEIVING
   TVA PROGRAMMING         999.266        596,419           68%

*REPRESENTS 100% OF SUBSCRIBERS; ON AN EQUITY SUBSCRIBER BASIS THERE WERE 7,050 SUBSCRIBERS AT DECEMBER 31, 1995 AND 13,955 SUBSCRIBERS AT DECEMBER 31, 1996.

The company intensified the disconnection of delinquent subscribers during 1996. Since its decoders are fully addressable, they can be disconnected easily and immediately by computer from the base without the extra costs of sending a team to the subscriber's location. Additionally, a special effort was made to clean-up the system by either

Tevecap, S.A.
reactivating disconnected subscriber accounts or eventually retrieving their decoders. Thus, the Company could regain revenues and reduce the purchase of new equipment.
                         REVENUES BY OPERATION

The table below outlines consolidated net revenue for the year ended December 31, 1996 and December 31, 1995 for owned systems according to different operations:

                       Consolidated Net Revenue by Operation

                          1996            1995        Change %

TVA Sao Paulo             69,829          48,809         43%
TVA Rio de Janeiro        35,466          16,716        112%
TVA Sul                   14,061           5,993        135%
Digital C-band            36,800          10,129        263%
Ku-band                   16,530             0           n/c
Total                    172,686          81,647        112%

TVA Sao Paulo: Net revenues amounted to US$69.8 million in 1996, up 43% due to price and volume increases. There was an improvement in average monthly fee since more subscribers chose the premium package. At the end of 1996, the subscriber base totalled 148,149, comprising both MMDS and cable systems, a 9% growth over 1995. The performance in Sao Paulo was partially affected by disconnection of delinquent subscribers and a delay in the company's cable construction which will be intensified in 1997. At the end of 1996, the cable network extended approximately 642 Km, connecting approximately 238,000 homes.

TVA Rio: Net revenues amounted to US$35.5 million, 112% more than in 1995. At the end of 1996, the subscriber base was 79,928, a 55% growth over 1995. This good performance was achieved despite the growing cable competition.

TVA Sul: Net revenues amounted to US$14.1 million, 135% higher than in 1995. At the end of 1996, subscriber base was 48,254, a 192% growth over 1995, due to the business expansion and the purchase of new operations. The MMDS system in Curitiba, increased 55% to 23,595 subscribers. During 1996, Tevecap acquired two cable operations in Curitiba, one in Foz do Iguacu and one in Camboriu, in addition to a cable license for Florianopolis. The four newly acquired systems are being upgraded to 550 MHz bandwidth capacity while the system in Florianopolis is being constructed for the same capacity. TVA Sul ended 1996 with a cable network of 497 kilometers, connecting 127,000 homes. Curitiba, in particular, had a cable network of 180 kilometers, equivalent to 53,000 homes. As in the case of TVA Sao Paulo, cable construction will be intensified in 1997.

C Band: Net revenues amounted to US$36.8 million, a 263% growth versus US$10.1 million in 1995. The subscriber base increased by 230% from 15,126 to 49,858 subscribers and there were price improvements in both monthly and hook-up fees.

Tevecap, S.A.
TVA is the only pay television operator to deliver a digital C-band signal in Brazil, offering 26 channels (including nine second audio programming "SAP" channels) to the whole country. By comparison, TVA's only significant C-band competitor offers six analog channels.

DirecTV: Net revenues amounted to US$16.5 million in 1996, while the subscriber base reached 23,322. TVA, through Galaxy Brasil, launched Brazil's first Ku-band service in July 1996 in a limited regional roll-out in the Sao Paulo area. The company became fully operational in November 1996 when it began a nationwide publicity campaign supported by a network of trained installers.

                           OPERATING VENTURES

Through the operating ventures, TVA has minority interests in two pay television operators, Canbras and TV Filme, which served 85,256 subscribers as of December 31, 1996, as outlined in the table below:

                       Subscribers Base - Ventures

                     1996               1995              Change %

Canbras              8,126             ------              n/c

--Brasilia          50,602             24,791             104%

--Goiania           10,426              4,775             118%

--Belem             16,102              6,006             168%

--TV Filme          77,130             35,572             117%

Total               85,256             35,572             140%



TVA holds a 14.3% equity interest in TV Filme which operates MMDS in Brasilia, Goiania and Belem. The 1996 subscriber base more than doubled in each city, increasing by 117% in total from 35,572 to 77,130. In order to fund its expansion and bid for new licenses, TV Filme raised US$28 million through an IPO in July 1996 followed by a US$140 million Sr. Note issue last December. TV Filme's shares are listed on the Nasdaq Stock Market.

TVA holds a 36% equity interest in Canbras which obtained a base of 8,126 subscribers at year end 1996. This operating venture has constructed cable networks in ten cities in greater Sao Paulo extending approximately 176 kilometers.

In 1996, two exclusive channels were launched, combining international and Brazilian programming: Bravo Brasil, based on Bravo Channel, offers arts and movies; and CMT Brasil, based on Country Music Television, provides country music.

TVA has three joint ventures in programming, ESPN Brasil is a 50-50 association with ESPN International, which offers sports and has exclusive distribution rights to Brazil's most important soccer championships. HBO Brasil offers films through an association

Tevecap, S.A.
with Time Warner and Sony, in which TVA had a 33.3% equity interest (reduced to 24% after an interest acquired by Disney, as discussed later). A third venture has been formed between TVA (66.6%) and CMT International (33.3%), which provides Brazilian and American country music.

                           FINANCIAL SITUATION

TVA issued US$250 million in debt securities last November, US$25 million more than originally planned due to oversubscription. The Company was the first in Brazil to issue securities without put or call options. The 8 year 12 5/8% Senior Notes were placed under the Rule 144A to qualified institutional buyers from about 60 institutions in over 30 cities in the United States. Subsequently, TVA proposed to exchange the notes for new notes registered under the Securities Act of 1933 in order they may be publicly tradable.

Net proceeds after fees and expenses of approximately US$241.2 million were used to repay short term loans from affiliated companies (US$107.9 million) and banks (US$5.4 million) as well as to fund capital expenditures in 1996 and 1997, mainly the extension of cable networks in Sao Paulo and Curitiba.

Total debt reached US$267.8 million as of December 31, 1996, 6% of which was due in short term representing the refinancing of certain supplier payables (US$14.7 million) and the accrued interest on the High Yield (US$3.2 million). The remaining US$250 million was the principal amount of the High Yield.

                                  ###

TVA is Brazil's largest and fastest growing pay-TV operator with over 335,000 subscribers. TVA's current owners are Abril, 56.5%; Falcon International, 14.2%; Hearst, 10%; ABC, 10%; and CMIF, 9.3%. The company uses five technologies: MMDS, cable, digital KU band, digital C-band and UHF. TVA is also the country's largest Pay-TV programming distributor, reaching over 955,000 households. In conjunction with Abril, TVA has formed strategic alliances and programming partnerships to deliver Brazil's branded versions of channels ESPN, HBO, MTV, CMT and BRAVO in Portuguese. TVA's partners include Falcon International Communications, Disney/ABC, The Hearst Corporation, The Chase Manhattan Bank, US West and Hughes Communications.

Abril Group is Latin America's largest publishing and printing company. Of the 10 highest circulating magazines in Brazil, nine are published by Editora Abril, the company's publishing division. The company publishes 200 magazines in Brazil, nine in Portugal and four in Argentina. It pioneered the development of electronic media in Brazil with the launch of TVA, Brazil's first subscription television operation. It is the leader in the Brazilian home video market and is the largest publisher of telephone directories in Latin America.

                           (Tables Follow)

                                TEVECAP, S.A.
                           Consolidated Balance Sheet
                              For the Year Ended
                           December 31, 1996 and 1995
                           (in thousands of US dollars)

--------------------------------------------------------------------------------
                                               Dec. 31      Dec. 31      %
                                                 1996        1995*     Change
                                               -------      -------

Cash and cash equivalents                      104,801       24,201       333%
Accounts receivable, net                        32,296       11,253       187%
Inventories                                     13,095       13,076         0%
Film exhibition rights                           1,061           30      3437%
Prepaid and other assets                         1,914        2,968       (36%)
Other accounts receivable                        5,105          985       418%
                                               -------      -------      ------
Total current assets                           158,272       52,513       201%
                                               -------      -------      ------

Property, plant and equipment                  233,612      131,266        78%
Investments
 - Equity affiliates                             9,227        3,462       167%
 - Cost basis investees                         14,766       11,240        31%
 - Concessions, net                             17,574        7,978       120%
 Loans to related companies                     15,308        6,732       127%
Prepaid expenses                                 7,990          -          n/c
Other                                            2,422        3,657       (34%)
                                               -------      -------      ------

 Total assets                                  459,171      216,848       112%
                                               -------      -------      ------
                                               -------      -------      ------
--------------------------------------------------------------------------------

 Short-term bank loans                          17,361         -           n/c
 Film suppliers                                  7,012        5,892        19%
 Other suppliers                                52,932       52,078         2%
 Taxes payable other than income taxes           6,485        6,171         5%
 Accrued payroll and related liabilities         6,141        4,571        34%
 Advances payments received from subscribers     6,782        3,986        70%
 Other accounts payable                          8,952        3,272       174%
                                               -------      -------      ------
 Total current liabilities                     105,665       75,970        39%
                                               -------      -------      ------

 Long-term bank loans                          250,464         -           n/c
 Loans from related companies                    4,610          586       687%
 Loans from shareholders                            23        3,086       (99%)
 Provision for claims                            4,309        3,763        15%
 Liability to fund joint venture and equity
   investee                                      1,107        2,169       (49%)
 Deferred hook up fee revenue                    4,883         -           n/c
 Other                                           3,244         -           n/c
                                               -------      -------      ------
 Total long-term liabilities                   268,640        9,604      2697%
                                               -------      -------      ------

 Minority interest                               1,779         -           n/c

 Paid-in capital                               287,962      292,029        (1%)
 Accumulated deficit                          (204,875)    (160,755)       27%
                                               -------      -------      ------
 Total shareholder's equity                     83,087      131,274       (37%)
                                               -------      -------      ------

Total liabilities and shareholder's equity     459,171      216,848       112%
                                                -------      -------      ------
                                                -------      -------      ------

                                  TEVECAP, S.A
                       Consolidated Statement of Income
                              For the Year Ended
                          December 31, 1996 and 1995
                         (in thousands of US dollars)


                                      Year     % Net      Year    % Net      %
                                      1996    revenue     1995*  revenue   Change
Monthly subscriptions                123,020     62%     62,496     66%      97%
Installation                          61,717     31%     26,045     28%     137%
Advertising                            7,532      4%      8,377      9%     (10%)
Indirect programming                  11,377      6%      2,866      3%     297%
Other                                  8,195      4%      2,226      2%     268%
                                    ---------  ------  ---------  ------   ------
Gross revenues                       211,841    107%    102,010    108%     108%
Revenue taxes                        (13,747)    (7%)    (7,506)    (8%)     83%
                                    ---------  ------  ---------  ------   ------
Net revenue                          198,094    100%     94,504    100%     110%
Direct operating expenses            110,124     56%     62,026     66%      78%
Selling, general and
 administrative expenses              83,629     42%     46,902     50%      78%
                                    ---------  ------  ---------  ------   ------
EBITDA                                 4,341      2%    (14,424)   (15%)   (130%)
Allowance for inventory
 and obsolescence                      2,250      1%       --       --       n/c
Depreciation and amortization         28,216     14%     13,268     14%     113%
                                    ---------  ------  ---------  ------   ------
Operating loss                       (26,125)   (13%)   (27,692)   (29%)     (6%)
Interest income                        5,962      3%      3,118      3%      91%
Interest expenses                    (17,669)    (9%)   (17,745)   (19%)     (0%)
Translation (loss) gain                  179      0%       (339)    (0%)   (153%)
Equity in income (losses)
 of affiliates                        (8,532)    (4%)    (3,672)    (4%)    132%
Other nonoperating (expenses)
 income, net                           3,692      2%      4,389      5%     184%
                                    ---------  ------  ---------  ------   ------
Loss before income taxes and
 minority interest                   (49,877)   (25%)   (41,941)   (44%)     19%
Income taxes                            (156)     0%       --        0%     n/c
Minority interest                      1,849      1%        871      1%     112%
                                    ---------  ------  ---------  ------   ------
Net income (loss)                    (48,184)   (24%)   (41,070)   (43%)     17%
                                    ---------  ------  ---------  ------   ------
                                    ---------  ------  ---------  ------   ------

*1995 results have been restated to account for HBO Brasil which was 33.33% owned by TVA, on an equity basis.

                                  TEVECAP, S.A
               Fourth Quarter Consolidated Statement of Operations
                         Ended March 31, 1997 and 1996
                         (in thousands of US dollars)

                                               % Net              % Net      %
                                      4Q96    revenue     4Q95   revenue   Change

Monthly subscriptions                 37,719     57%     21,200     69%      78%
Installation                          22,321     34%      8,050     26%     177%
Advertising                            2,170      3%      2,872      9%     (24%)
Indirect programming                   6,099      9%        752      2%     711%
Other                                  2,900      4%         32      0%    8963%
                                     --------  ------  ---------  ------  -------
Gross revenues                        71,209    107%     32,906    108%     116%
Revenue taxes                         (4,866)    (7%)    (2,335)    (8%)    108%
                                     --------  ------  ---------  ------  -------
Net revenue                           66,343    100%     30,571    100%     117%
Direct operating expenses             34,567     52%     19,747     65%      75%
Selling, general and
 administrative expenses              29,919     45%     16,115     53%      86%
                                     --------  ------  ---------  ------  -------
EBITDA                                 1,857      3%     (5,291)   (17%)   (135%)
Allowance for inventory
 and obsolescence                       (243)     0%       --       --      n/c
Depreciation and amortization          9,669     15%      4,403     14%     120%
                                     --------  ------  ---------  ------  -------

Operating loss                        (7,569)   (11%)    (9,694)   (32%)    (22%)
Interest income                        2,312      3%      1,758      6%      32%
Interest expenses                     (7,544)   (11%)    (5,252)   (17%)     44%
Translation (loss) gain                  (64)    (0%)      (298)    (1%)    (79%)
Equity in income (losses)
 of affiliates                        (1,890)    (3%)    (1,588)    (5%)     19%
Other nonoperating (expenses)
 income, net                           3,326      5%      1,122      4%      196%
                                     --------  ------  ---------  ------  -------
Loss before income taxes and
 minority interest                   (11,429)    17%    (13,952)   (46%)    (18%)
Income taxes                             (51)     0%       --                n/c
Minority interest                        316      0%        299      1%      6%
                                     --------  ------  ---------  ------  -------

Net income (loss)                    (11,164)   (17%)   (13,653)   (45%)  (18%)
                                     --------  ------  ---------  ------  -------
                                     --------  ------  ---------  ------  -------
